Exhibit 99.1

Ferrari files for Initial Public Offering
Fiat Chrysler Automobiles N.V. (“FCA”) announced today that its subsidiary, New Business Netherlands N.V. (to be renamed Ferrari N.V.), has filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (“SEC”) for a proposed initial public offering of common shares currently held by FCA. The number of common shares to be offered and the price range for the proposed offering have not yet been determined, although the proposed offering is not expected to exceed 10% of the outstanding common shares. In connection with the initial public offering, Ferrari intends to apply to list its common shares on the New York Stock Exchange.
UBS Investment Bank, BofA Merrill Lynch and Banco Santander are acting as Joint Bookrunners for the offering and UBS Investment Bank is acting as Global Coordinator.
The registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
The offering will be made only by means of a prospectus. When available, copies of the preliminary prospectus related to the offering may be obtained from: UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, New York, 10019, or by calling toll-free at 1-888-827-7275; BofA Merrill Lynch, Attention: Prospectus Department, 222 Broadway, New York, NY 10038, via email: dg.prospectus_requests@baml.com; and Banco Santander, Attention: Global Banking and Markets, Ciudad Financiera Grupo Santander, Avenida Cantabria s/n - Edif. Encinar - 1st Floor, 28660 - Boadilla del Monte, Madrid - Spain, or Santander Investment Securities Inc., 45 East 53rd Street, New York, NY 10022. Attention: ECM.
London, July 23, 2015
For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including the possibility of a new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, the proposed separation of Ferrari and many other risks and uncertainties, most of which are outside of the Group’s control.